

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

> **Re: Protect Pharmaceutical Corporation**
> **Form 10-12G filed June 8, 2010**
> **Form 10-12G/A filed July 21, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have reviewed your July 21, 2010 response and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A filed July 21, 2010

Business Development, page 3

1. We note your response to comment 4 of our June 29, 2010 comment letter. Please expand the newly added disclosure at the bottom of page 4 to include a discussion of Section 4.3 of the Patent Acquisition Agreement which quantifies the potential milestone payments due under the agreement.

Item 1A. Risk Factors, page 17

"We risk losing the rights to commercialize the acquired patent applications if milestones are not attained in a timely manner." page 19

2. We note your response to comment 15 of our June 29, 2010 comment letter. Please

expand your discussion in the newly added risk factor at the bottom of page 19 to describe the effect that losing the rights to commercialize the acquired patent applications would have on the company's business plans and operations.

March 31, 2010 Financial Statements

Note 5 – Equity Transactions, page F-25

3. Refer to your response to our prior comment number 26. Please address the following:
    *   It is still unclear why recording the costs associated with pending patents as an asset rather than as a charge to research and development expense was appropriate. Refer to paragraph ASC 730-10-25-2c.
    *   Please further elaborate on how you determined that you did not acquire processes from with Nectid, Inc. On page four of the filing, you state "Ramesha Sesha, President of Nectid and the inventor of all the acquired technology, has joined the company as Chief Operating Officer and Chief Scientific Officer." This would appear to indicate that the criteria ASC 805-10-55-4b has been met. Further, please tell us how you factored ASC 805-10-55-7 into your analysis.
    *   Your disclosure states that you "will begin the amortization of the patents when they are place in service".   Based on the disclosure throughout the document, it appears you derived legal and contractual benefit at the date of the acquisition of the patent applications and are incurring cash outflows in the use of them. Thus so being, please tell us how deferring the amortization complies with paragraph two of ASC 350-30-35, which states "The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202)551-3658 or Joel Parker at (202)551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Leonard E. Neilson, Esq.